UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

March 23, 2020

Item 8.01 Other Events

On March 23, 2020, Golden Bull Limited (the “Company”) announced its unaudited financial statements for the fiscal year ended December 31, 2019. Its audited financial statements are due by April 30, 2020, unless extended for the effects of the coronavirus. These unaudited results were announced in order to obtain a second grace period from Nasdaq’s maintenance requirements. The Company also stated it would effect a reverse stock split if necessary to maintain its Nasdaq listing.

Item 9.01 Financial Statements and Exhibits

99.1	Press Release dated March 23, 2020

March 23, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: March 23, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer